1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
For the month of June 2006
This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC;3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2006.
1) The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
Title	Name	shares held as of	shares held as of	Changes
		May 31, 2006	June 30, 2006

Chairman	Morris Chang	112,677,772	116,057,019	3,379,247
Director & Supervisor	Koninklijke Philips Electronics N.V.	4,066,046,793	4,187,989,024	121,942,231
Director & Supervisor	The Development Fund	1,581,649,966	1,629,084,227	47,434,261
Vice Chairman	F. C. Tseng	38,610,891	39,534,647	923,756
Director	Stan Shih	1,415,785	1,458,244	42,459
Director, President & CEO	Rick Tsai	25,056,795	29,082,033	4,025,238
Senior Vice President	S.Y. Chiang	6,671,306	8,470,317	1,799,011
Senior Vice President	Kenneth Kin	3,099,860	4,866,712	1,766,852
Senior Vice President	Stephen T. Tso	11,856,380	13,710,960	1,854,580
Senior Vice President	C. C. Wei	5,191,321	6,895,980	1,704,659
Senior Vice President	Mark Liu	9,617,792	11,468,953	1,851,161
Vice President	M. C. Tzeng	5,336,601	6,346,082	1,009,481
Vice President & General Counsel	Richard Thurston	2,164,211	3,353,369	1,189,158
Vice President	Chiam Wu	1,427,464	2,044,892	617,428
Vice President & CFO	Lora Ho	3,592,392	4,749,431	1,157,039
Vice President	P. H. Chang	1,832,910	2,612,397	779,487
Vice President	Wei Jen Lo	457,552	1,515,576	1,058,024
Vice President	Jason Chen	317,000	1,100,991	783,991
Vice President	Fu-Chieh Hsu	0	175,000	175,000
Vice President	Yuan-Chen Sun	3,799,890	4,613,385	813,495
Senior Director	L.C. Tu	7,811,827	8,540,400	728,573
Senior Director	Jan Kees van Vliet	804,639	1,333,562	528,923
2) The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:None.
3) The acquisition of assets:

Description of assets	Purchase price

Machinery Equipment	NT$3,316,218,764
Facility and engineering equipment	NT$1,582,808,077
Corporate Bonds	NT$1,997,561,365
4) The disposition of assets:None.
1/1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 25, 2006	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer